Exhibit 3.3

Certificate of Amendment Pursuant to NRS 78.385 and 78. 390

Dean Heller
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708

Filed # C 16976-98
July 07, 2003
In the office of Dean Heller, Secretary of State [signature illegible]

Important: Read attached instruction before completing for.
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.385 and 78.390- After Issuance of Stock)
Remit in Duplicate

1. Name of Corporation: Gentry Resources, Inc.

2. The articles of incorporation have been amended as follows (provide article numbers, if available)

Article I The name of the corporation is changed from Gentry Resources, Inc. to
General Gold Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:
100% 2,500,000 *

4. Officer Signature (Required) /s/ Bill Whittle

* If any proposed amendment would alter or change any preference or any relative right or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause the filing to be rejected.